STIEFEL(R)
Research in Dermatology(TM)
                                                                    News Release
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Media Contacts:  Erin Bacher
                 Ogilvy Public Relations Worldwide
                 erin.bacher@ogilvypr.com
                 404-881-2324 (office)
                 678-777-6378 (cell)

            Connetics Corporation to Merge Into Stiefel Laboratories Strategic combination to create world's premier dermatology company

Coral Gables, Fla. - October 23, 2006 - Stiefel Laboratories Inc., the world's largest independent pharmaceutical company specializing in dermatology, today announced that it has signed a definitive merger agreement pursuant to which Stiefel will purchase all the outstanding shares of Connetics Corporation (NASDAQ: CNCT) for $17.50 per share. This transaction is valued at approximately $640 million. Upon the closing of the transaction, Connetics Corporation will merge into a wholly owned subsidiary of Stiefel. The transaction is subject to customary conditions including receipt of regulatory approval and the approval of Connetics' stockholders. The transaction is expected to close in late 2006 or early 2007.

The combination unites Stiefel Laboratories' innovative skin care products and commercial capabilities with Connetics' advanced therapies and topical delivery technologies. This combined offering will result in one of the most robust dermatology product lines in the industry and underscores Stiefel Laboratories' commitment to the global advancement of dermatology. This merger also creates one of the largest and most novel dermatology pipelines in the world, combining technology, expertise and pharmaceutical experience to yield unprecedented advancements in the treatment of skin diseases.

"The combination of Connetics and Stiefel Laboratories demonstrates our continued commitment to be the global leader in dermatology," said Charles W. Stiefel, Chairman and Chief Executive Officer of Stiefel Laboratories. "We are very impressed with the innovative products, cutting-edge technology, and talented workforce at Connetics. Our company will have an expansive product portfolio and pipeline for major disease categories across the field of dermatology."

Thomas G. Wiggans, Chairman and Chief Executive Officer of Connetics, said, "The combination of Stiefel and Connetics will create the world's premier dermatology company with a strong global presence in both branded and generic markets, dozens of marketed products and the most robust development pipeline in the industry. After the combination, Stiefel Laboratories, Inc. will have more than 3,500 employees worldwide, with more than 30 subsidiaries and sales in more than 100 countries."

Deutsche Bank Securities Inc. acted as exclusive financial advisor to Stiefel Laboratories and will act as sole arranger on the related acquisition financing.

Willkie Farr & Gallagher LLP acted as legal advisor to Stiefel Laboratories.

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Bain & Company and Deloitte & Touche LLP also advised Stiefel Laboratories in connection with this transaction.

About Stiefel Laboratories, Inc.

Founded in 1847, Stiefel Laboratories (a privately held company) is the world's largest independent pharmaceutical company specializing in dermatology. The company manufactures and markets a variety of prescription and non-prescription dermatological products. Some of the best known brands include PanOxyl(R), Sarna(R), Zeosorb(R), Brevoxyl(R) Creamy Wash, Duac(R) Topical Gel, MimyXTM Cream, and Rosac(R) Cream with Sunscreens. Its wholly-owned global network is comprised of more than 30 subsidiaries, including manufacturing plants in six countries, Research and Development facilities on three continents and products marketed in 100 countries around the world.

Stiefel Laboratories supplements its R&D efforts by aggressively seeking acquisitions of dermatological product lines and companies around the world. To learn more about Stiefel Laboratories, Inc., visit www.stiefel.com.

About Connetics Corporation

Connetics Corporation is a specialty pharmaceutical company focused on the development and commercialization of innovative therapeutics for the dermatology market. The Company's commercial products are OLUX(R) (clobetasol propionate) Foam, 0.05%; Luxiq(R) (betamethasone valerate) Foam, 0.12%; Soriatane(R) (acitretin) capsules; Evoclin(R) (clindamycin) Foam, 1%; and VerdesoTM (desonide) Foam, 0.05%. Connetics is developing multiple products including PrimoluxTM (clobetasol propionate) Foam, 0.05%, a super high-potency topical steroid formulation to treat atopic dermatitis and plaque psoriasis; Extina(R) (ketoconazole) Foam, 2%, to treat seborrheic dermatitis; and Velac(R) (a combination of 1% clindamycin and 0.025% tretinoin) Gel, to treat acne. Connetics' product formulations are designed to improve the management of dermatological diseases and provide significant product differentiation. For more information about Connetics and its products, please visit www.connetics.com.

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